UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 1-15032

Enodis plc

(Registrant’s name in English)

Washington House, 40-41 Conduit Street

London, W1S 2YQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes:  ☐  No:  ☒

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On September 25, 2003, Enodis plc released the following announcement:

ENODIS YEAR END TRADING UPDATE – 25 SEPTEMBER 2003

Enodis plc makes the following statement ahead of its close period, which commences on 29 September 2003 and ends on the announcement on 18 November 2003 of its preliminary results for the 52 week period ending 27 September 2003.

The overall trading performance in Q4 2003 is in line with our expectations at the time of our Q3 2003 results announcement, issued on 5 August 2003.

We are pleased to confirm completion of a further phase of our Felsted property as planned in Q4 2003. This, along with operating cash flow, has resulted in continued progress in net debt reduction.

For further enquiries:

Dave McCulloch	Chief Executive Officer	020 7304 6000
Dave Wrench	Chief Financial Officer	020 7304 6000
Richard Mountain	Financial Dynamics	020 7269 7291

This press release contains “forward-looking statements,” within the meaning of the U.S. federal securities laws, that represent the Company’s expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company’s substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns; the results of cost reduction and restructuring measures; currency fluctuations; large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under “Risk Factors” in the Company’s Form 20-F, filed with the SEC in December 2002, and in our more recent Form 6-K reports furnished with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENODIS PLC

September 25, 2003	By:	/s/ DAVID MCCULLOCH
		Name:	David McCulloch
		Title:	Chief Executive Officer